October 12, 2007

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ellie Quarles, Special Counsel

Re:	BJ’s Wholesale Club, Inc.

Definitive 14A

Filed April 20, 2007

File No. 1-13143

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above-referenced filing contained in a letter from Ellie Quarles of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to BJ’s Wholesale Club, Inc. (“the Company,” “BJ’s,” “we,” or “our”), dated August 21, 2007. Our responses are keyed to the sequential numbering of the comments and to the headings used in your letter.

In response to the comments included in your letter, other than those as noted below where you have asked us to provide you with additional information to better understand our disclosure, we will, as applicable, revise our disclosures in future filings in a manner consistent with the response below.

Board Determination of Independence, page 5

1.	For each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that the board of directors considered under the applicable independence definitions in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and related Instruction 3.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

Response:

No transactions, relationships or arrangements, other than those disclosed in the “Certain Transactions” section of the filing (see page 36), were considered by the Board in making its determination of director independence.

Executive Compensation, page 15

2.	Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The evaluation of individual performance plays a role in annual base salary increase and equity awards decisions as follows:

•

Named Executive Officers: The CEO discusses the performance of each Named Executive Officer (“NEO”) with the Executive Compensation Committee (“ECC”) and makes salary and equity award recommendations. These recommendations are at the CEO’s discretion and are based on the CEO’s overall evaluation of the individual’s performance as well as the Named Executive Officer’s base pay and total compensation relative to competitive market (as further discussed in Responses #6 and #7). The ECC considers the input from the CEO, but has final approval for NEO salary increases and equity awards.

•

Chief Executive Officer: As required by its charter, each year, the ECC sets qualitative and quantitative goals for the CEO and the ECC reviews the CEO’s success against these goals at year end. After consultation with its independent consultants, Towers Perrin, the ECC determines the CEO’s annual base pay increases, and equity awards as appropriate.

There are no individual performance components in the Management Incentive Plan (“MIP”) or the Growth Incentive Plan (“GIP”). In the ordinary course, payouts from these plans are based exclusively on the Company’s financial results. As set out on page 17 of the filing, while the plans permit discretionary awards for outstanding individual performance, such awards are not available to the CEO and other NEOs listed in the proxy.1

[1]	For a discussion of the discretionary award to Mr. Gallagher for last year, please see our response to Question 8.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

3.	Please provide substantive disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(l)(vi) of Regulation S-K. For example, you indicate that the combination of different compensation components is dependent upon different “arrangement[s] and scenario[s]” but that the amount of each component is heavily influenced by your benchmarking analyses and BJ’s achievement of its financial and operational goals. Yet, your disclosure throughout compensation discussion and analysis does not sufficiently analyze or place in context how each element of compensation was considered and why determinations with respect to one element may or may not have influenced the executive compensation committee’s decisions with respect to other allocated or contemplated awards. Please provide sufficient quantitative or qualitative disclosure of the analyses underlying the executive compensation committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the executive compensation committee to award or consider other forms of compensation. Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

Response:

The filing (at page 15) sets out five objectives and attributes for our executive compensation program, and each component of the compensation addresses one or more of those objectives and attributes, as follows:

	Objective	Base Salary	Annual Incentive (MIP)	Long Term Incentives (GIP and Equity)

1.	Integrate compensation with Company’s annual and long term goals and strategies		Ö	Ö

2.	Link management’s interests with stockholders			Ö

3.	Recognize management’s achievements in meeting key business objectives and strategies		Ö	Ö

4.	Reward outstanding corporate performance		Ö	Ö

5.	Attract and retain key talent	Ö	Ö	Ö

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

While there is no set allocation between or among the various elements, the elements of the compensation plan are interwoven:

•

Base salary is the primary vehicle for providing NEOs a source of fixed income and financial security. The ECC evaluates market data (as discussed in Response #6) along with the CEO’s input on individual performance (as discussed in Response #1) to provide market competitive base salary levels which are critical in attracting, retaining and motivating talented executives.

•

The MIP annual incentive opportunities are set as a percentage of base pay, and as such salary decisions impact annual incentive opportunities. Taking these annual payments together, BJ’s seeks to provide meaningful levels of annual incentive opportunities that would be seen as sufficient to drive performance. Total cash compensation levels (base + bonus) are evaluated against market practice (as discussed in Response #6) to determine competitive placement and alignment with our desired philosophy.

•

While the Company’s financial performance in any given year is used to calculate the MIP, each year’s performance is also approximately 1/3 of the performance used to calculate an award under the GIP program. As a result, there is a relationship between MIP and GIP payment levels, versus their targets, over time.

•

Long-term incentives are provided to focus executives on long-term objectives and function as a key retention tool. As with annual incentives, the ECC evaluates long-term targets and payouts against market practice and in the context of total compensation.

With these components available to it, the ECC seeks to deliver for the NEOs competitive compensation packages targeted between the 50th and 75th percentile of the competitive peer group (as discussed in Response #6). The ECC uses its discretion and gives greater weight to the incentive components of compensation (annual incentive, long-term incentive, and equity awards) than to the guaranteed components of compensation (base salary, auto allowance, and retirement benefits). The ECC believes that granting more weight to the incentive components of compensation motivates the executives to achieve financial objectives and aligns their interests with those of the stockholders. The ECC also believes that when financial objectives are achieved, the NEOs will be rewarded with total remunerations that are between the 50th and 75th percentile of the competitive peer group.

Executive Compensation Committee, page 15

4.	Provide a materially complete description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

of its duties. Also disclose whether the executive compensation committee’s compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Response:

We believe materially complete descriptions of the nature and scope of the assignments of the compensation consultants, Towers Perrin and Watson Wyatt, are set out on page 16 of the filing.

Towers Perrin, as consultant to the Executive Compensation Committee, did not recommend the amount of compensation for executives and directors, but provided a range of alternatives for the Committee to consider based on the competitive market pay data. On occasion, the ECC has asked Towers Perrin to provide commentary on proposed pay packages (for the Chairman and Chief Executive Officer) being contemplated by the ECC. During 2006, at the ECC’s request, Towers Perrin conducted a competitive compensation analysis for the Chairman and Chief Executive Officer position. The analysis included the following steps:

•	Held discussions with the Chairman of the Executive Compensation Committee to discuss background and objectives of the analysis
•	Extracted and analyzed compensation data from published surveys and peer group proxies
•	Developed alternative pay packages for the Executive Compensation Committee to consider in setting the Chairman and Chief Executive Officer’s compensation
•	Held discussions with the Executive Compensation Committee to discuss the market findings and proposed alternatives and respond to Committee members’ questions.

BJ’s Growth Incentive Plan, page 18

5.	The plan goals for the 2004-2006 cycle were not achieved and no payouts were made. You also have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your named executive officers to earn their incentive compensation for 2006 or 2007 as it relates to the management incentive plan and BJ’s growth incentive plan. Disclose the specific items of company performance, such as those identified on page 16, and how you structure your incentive awards around those performance goals. To the extent you believe that disclosure of those targets is not required because it would cause competitive harm, please provide us on a supplemental basis a detailed explanation of why you believe that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of the targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

Management Incentive Plan

The specific quantitative targets for the Management Incentive Plan (“MIP”) for 2006, and the payouts under that Plan, are disclosed on page 22 of the filing.

Growth Incentive Plan

As set out on page 18 of the filing, the awards for the 2004-2006, 2005-2007, 2006-2008, and 2007-2009 Growth Incentive Plan (“GIP”) cycles are based on the cumulative net income for the three-year period ending at the end of the third of the three fiscal years contained in the cycle.

The net income profit improvement thresholds for the 2004-2006 performance cycle was $367,100,000. That threshold was not met, and no payout was made.

Competitive Issues

The Company considers the targets contained in both the MIP and GIP for years that have not concluded to be competitively sensitive information, and believes that the targets may be excluded from the filing in order to avoid competitive harm.

If the targets were publicly disclosed, they would inform the Company’s competitors regarding the Company’s long-range, internal financial targets and strategic plans, including, for example, pricing strategies, margin calculations, expansions of business lines and geographic expansion.

For example, given our publicly disclosed overall growth strategy, a reduction in our net income targets for a three-year GIP cycle might signal to our competitors that we were planning to cut prices to build market share in our existing clubs. Armed with the information, competitors could anticipate our actions and implement strategies to counteract our strategy in a more effective manner than they otherwise could.

Similarly, a change in the relative weight between the net income goal and the merchandise sales target for the MIP might signal a change in management’s view of the relative importance of those targets, and inform our competitors of how we might choose to price our goods in the upcoming year. In addition, any significant change in our planned margin calculations might signal an expansion into business lines with higher margins. As above, in each case this would provide valuable information given the highly competitive environment in which we operate and allow competitors an

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

opportunity to develop strategies for counteracting our strategies, resulting in competitive harm to BJ’s.

Likelihood of Future Payments

In future filings, in addition to the disclosure included in this year’s proxy about the probability of payments, we will also indicate how often we have achieved targets under the MIP and GIP during the prior 5 year period in order to provide investors with a sense of how challenging the targets have been.

Competitive Frames of Reference, page 20

6.	To the extent you engage in benchmarking against companies included in the 2006 nationally recognized retail/wholesale and general industry executive compensation surveys, please disclose the executive compensation committee’s analysis of the survey information in materially complete detail, including the identity of these companies. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. Please include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

Response:

I.	Benchmarking

In 2006, Management and the ECC received nationally recognized benchmarking data from Watson Wyatt and Towers Perrin, respectively. The following tables set out the surveys reviewed, the number of companies involved in the survey, the cut of that data used by the consultants in providing their advice, and the manner in which the data was used.2

Survey Title	Total Participants	Data Cut	Data Utilization

Watson Wyatt Data Services Top Management Compensation Survey	2,424 general industry	Retail/Wholesale Industry (197 organizations): regression analysis results reviewed at $7.5 billion of revenues	Provided competitive NEO market data to management for base salary, total cash compensation and total direct compensation

Watson Wyatt Data Services Compensation in the Retail Industry	147 retail organizations		Used for assessments below the executive level

William Mercer Executive Compensation Survey	967 general industry	Retail/Wholesale Industry (163 organizations): regression analysis results reviewed at $7.5 billion of revenues where data was statistically significant, supplemented with tabular cut representing organizations with revenue greater than $3 billion	Provided competitive NEO market data to management for base salary, total cash compensation and total direct compensation

William Mercer Multi-Outlet Retailer Survey	200 retail organizations		Used for assessments below the executive level

The above survey sources were selected to assess competitive market data for organizations similar to BJs in industry and size. Watson Wyatt provides BJ’s management data representing the full range of market practice, including 25th percentile, median and 75th percentile to be evaluated in the context of the Company’s compensation philosophy in recommending and making pay decisions. This information served, in part, as the basis for recommendations made by management to the ECC.

[2]

Given the large number of companies included in the data sets (and the fact that some of the information is proprietary to the survey providers) we do not believe that investors would benefit from long lists of the participating companies. In future filings, we will summarize the criteria by which the list was selected, in lieu of the entire list.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

Survey Title	Total Participants	Data Cut	Data Utilization

2006 Towers Perrin Retail/Wholesale Executive Compensation Survey	49 retail/ wholesale organizations	Retail/Wholesale Industry (49 organizations): regression analysis results reviewed at $8 billion of revenues	Provided competitive Chairman & Chief Executive Officer position market data to the Executive Compensation Committee for base salary, total cash compensation and total direct compensation

2006 Towers Perrin General Industry Executive Compensation Survey	375 general industry organizations	General Industry (375 organizations): regression analysis results reviewed at $8 billion of revenues	Provided competitive Chairman & Chief Executive Officer position market data to the Executive Compensation Committee for base salary, total cash compensation and total direct compensation

The above survey sources were selected to assess competitive market data for organizations similar to BJ’s in industry and size. Towers Perrin provided BJ’s Executive Compensation Committee data representing the full range of market practice, including 25th percentile, median and 75th percentile to be evaluated in the context of the Company’s compensation philosophy in recommending and making pay decisions.

II.	Compensation Percentiles

The following table outlines BJ’s NEOs’ position versus market median (as of May 2006) of the Watson Wyatt Data Services Top Management Compensation Survey data set out above. The table includes information for base salary, total cash compensation (base + bonus) and total direct compensation (base + bonus + long-term incentives).

BJ’s Executive [3]		Position vs. Market Median
Position	Name	Base	TCC	TDC
President & CEO	M. Wedge	89%	80%	109%
EVP CFO	F. Forward	84%	57%	51%
EVP Club Operations	E. Giles	89%	75%	118%
EVP Merchandising	P. Bass	87%	62%	108%

[3]	Mr. Gallagher was not an Executive Officer when this analysis was prepared. Mr. Zarkin, although an Executive Officer, was Chairman of the Board, and no analysis was undertaken as to his compensation.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

BJ’s base salaries are competitive with market median, but are at the low end of the range to provide the opportunity to include greater emphasis on performance based pay. Total cash compensation is below targeted median levels because the MIP paid out significantly below target in 2006, as set out on page 22 of the filing. Total direct compensation is within targeted market percentile and aligns with median for all executives except Mr. Forward who is below median. At the time of the analysis, Mr. Forward was planning to retire from BJ’s, and his compensation did not include a significant equity component, thereby lowering his total direct compensation.

Process for Determining Compensation Components and Levels, page 21

7.	You have indicated that the executive compensation committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Response:

As the direct manager of the other NEOs, the CEO plays an important role in providing compensation recommendations to the ECC for these individuals.

At the end of the year, the CEO reviews the NEOs compensation based on both internal and external information. From an internal perspective, the CEO assesses how well the NEOs achieved business objectives as a team as well as how each performed on an individual basis. From an external perspective, the CEO reviews market data for comparable industry organizations provided by Watson Wyatt, management’s consultant.

Within the context of both economic value as well as retentive value of the compensation package, the CEO uses his judgment to develop base salary increase, annual incentive target and long-term incentive award grant recommendations aimed at providing compensation that will both retain key contributors and drive desired business objectives.

While the ECC has sole authority to set base salaries and annual and long-term incentive awards, the CEO participates in the ECC meeting to present his recommendations, provide background, and answer questions as necessary.

The CEO does not provide recommendations related to Board of Director compensation, but does, at times, discuss his own compensation with the ECC.

8.	We refer you to Item 402(b)(l)(v) of Regulation S-K. With respect to your determination to award annual incentives at a specified percentage of base salary, please explain why you award differing percentages of base salary to named executive officers at different levels.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

Response:

The difference in the participation percentage in the annual management incentive plan for the NEOs is largely determined by the relative responsibility of the positions.

All NEOs, except for Mr. Gallagher, received MIP target awards of 30%. As an SVP at the time of grant, and for 51 weeks of the year, Mr. Gallagher’s target bonus was set at 25%, the target bonus for all SVPs, as explained on page 22 of the filing.

9.	With respect to the management incentive plan discussed on page 22, please analyze why the named executive officers received an award for improved merchandise sales, including a discussion of how you evaluate the various components of the management incentive plan to determine the actual incentive award to be paid. It is unclear how you award amounts based upon achievement of various levels of the performance goals. In the compensation discussion and analysis section, disclose the specific factors the executive compensation committee considers in ultimately approving particular pieces of each named executive officer’s compensation package and why the executive compensation committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

As set out on page 15 of the filing, the annual management incentive plan for 2006 was predicated upon the achievement of specific net income and merchandise sales goals. For the NEOs, 100% of any bonus earned under the 2006 Plan would have been based on the achievement of these goals. Sixty-six and seven-tenths (66.7%) of any bonus payout would have been based on achievement of the net income goal, and thirty-three and three-tenths (33.3%) of any bonus payout would have been based on achievement of the merchandise sales goal for 2006.

The net income results were below the minimum threshold to have produced a payment and therefore, no payout for this component was made.

As to the merchandise sale component of the MIP, each one percent of achievement of the merchandise sales goal was equal to .3333% of the target bonus payout. In 2006, the merchandise sales achievement was 15.99% of the merchandise sales goal. This performance produced an overall MIP achievement award of 5.3% (.3333% x 15.99% = 5.3%) of each participant’s target. The bonus payout in dollars for each participant was calculated by multiplying the participant’s base salary earned by the MIP target and then by 5.3%. See filing page 22.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

CEO Transition, page 21

10.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Messrs. Zarkin’s and Wedge’s salaries and the amounts awarded to them under the 1997 plan in May 2006 are significantly higher than amounts awarded to other named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. If the policies or decisions relating to a named executive officer are materially different than the other officers, please discuss them on an individualized basis.

Response:

Pay decisions for all NEOs are evaluated based on the compensation philosophy as outlined on page 15 of the filing, and as explained in this letter.

Actual differences in pay levels between the Chief Executive Officers (Messrs. Zarkin and Wedge) and other NEOs are reflective of market practice which demonstrates higher levels of pay for the CEO position. Mr. Wedge’s overall compensation, as set out on page 28 of the filing, reflects payments made to him in connection with his separation from the Company.

The difference between BJ’s long-term incentive compensation for Mr. Zarkin and the second highest paid NEO at our Company is greater than that of our peer group. The ECC viewed Mr. Zarkin as uniquely qualified to assume the role of Chief Executive Officer in 2006. As discussed on page 22 of the filing, the ECC granted a long-term incentive award at a level it determined was necessary to hire Mr. Zarkin as the company’s Chief Executive Officer, at a time when his unique experience was needed by BJ’s.

Management Incentive Plan, page 22

11.	Please discuss whether the executive compensation committee has discretion to increase or reduce the size of any award under the annual or long-term incentive plans and disclose whether it did. See Item 402(b)(2)(vi) of Regulation S-K.

Response:

As disclosed in the filing, the ECC has discretion to increase or decrease the awards under the MIP (see filing page 17) and under the GIP (see filing page 18) under certain extraordinary circumstances (generally defined as various non-recurring corporate

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

transactions) or to recognize individual outstanding performance. (While the ability to both increase and decrease the GIP was made clear in the filing, we acknowledge that the discretion with respect to the MIP is not as clear and we will improve this wording in future years.)

As also set out on page 17 of the filing, “discretionary awards [for individual outstanding performance] are not granted to NEOs at EVP level and above” under either the MIP or the GIP. Adjustments may be made under both plans for NEOs listed in the proxy in the case of non-recurring, extraordinary corporate transactions, as set out in the plan documents. All adjustments must comply with Section 162(m) of the Internal Revenue Code.

In 2006, the ECC granted discretionary annual bonuses under the MIP to eligible participants up to the SVP level for 2006. The circumstances surrounding the payment of a bonus to Mr. Gallagher is set out in the note to the table on page 22 of the filing. No discretionary award was granted under the GIP in 2006.

Equity-Based Compensation, page 23

12.	Please discuss further how the executive compensation committee determines specific equity awards. You indicate that the executive compensation committee “considers the performance of the Company during the previous year, competitive equity awards being granted in the marketplace and the individual performance of participants eligible for awards.” Please provide an analysis of how the executive compensation committee determined the payout levels for this form of compensation.

Response:

We incorporate in this response our answers to Questions 3, 6, 7, and 8.

In further response, we note that in setting the awards for 2006 (in the context of a competitive compensation structures, as discussed Response #3 and elsewhere in this letter), the ECC also considered, as one factor, the Company’s past practices and patterns of equity award grants to the NEOs. Typically, stock option grants have ranged from 150,000 to 250,000 shares for the President/CEO; and have been 50,000 shares for EVPs; and 12,000 shares for SVPs, as discussed on page 23 of the filing.

CIC and Other Termination Benefits, page 24

13.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

chosen to pay various multiples of the components of compensation as severance or change of control payments.

Response:

It is BJ’s intention to provide severance and change of control benefits that are consistent with market practice. Management reviews severance and change of control program provisions against market trends from time to time to ensure continued alignment with peer companies, and makes recommendations to the ECC as necessary to maintain the Company’s competitive position.

In January 2006, management’s compensation consultant, Watson Wyatt, conducted a competitive review and assessment of BJ’s Change of Control Severance Benefit Plan for Key Employees and Change of Control Severance Agreement based on then current market practices. The review benchmarked our severance and change of control benefits against those of the following companies:

AutoZone, Inc.

Circuit City Stores

Costco Wholesale

Dillards, Inc.

Dollar General

Family Dollar Stores

Kohl’s

PetSmart, Inc.

Publix Super Markets

Safeway, Inc.

Staples, Inc.

Target Corp.

As a result of that review, Watson Wyatt found the key program elements of our plan, including eligibility for participation, severance benefit levels and benefit continuation timeframes, as well as payment of higher severance multiples to the CEO, to be within competitive market practice of the companies listed above. In addition, BJ’s provision to cap certain Change in Control benefits to eliminate the potential for triggering excise tax supports a trend away from 280G tax gross-ups.

Ms.Ellie Quarles

U.S. Securities and Exchange Commission

October 12, 2007

Nonqualified Deferred Compensation During 2006, page 31

14.	Please explain why the column for the aggregate balance at last fiscal year end is blank.

Response:

The omission of a number in the aggregate balance column for Mr. Forward in the table listing “Nonqualified Deferred Compensation During 2006” was an oversight. The correct entry for that column is $439,636.

Change of Control Severance Benefits, page 33

15.	You have not defined key terms such as “Change of Control,” “Potential Change of Control,” or “Standstill Period.” Please define the terms throughout this section instead of referring to the agreements in which they are contained.

Response:

We will include summaries of these definitions in our Definitive Proxy Statement in future years.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact me at (508) 651-6670.

Sincerely,

/s/  Lon F. Povich

Lon F. Povich

EVP, General Counsel and Secretary

cc:	Mr. Herbert J. Zarkin

Mr. Frank Forward